1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

TSMC November 2010 Sales Report
Hsinchu, Taiwan, R.O.C. — December 10, 2010 — TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for November 2010: On an unconsolidated basis, net sales were approximately NT$35.72 billion, an decrease of 4.4 percent over October 2010 and an increase of 21.7 percent over November 2009. Revenues for January through November 2010 totaled NT$373.21 billion, an increase of 46.2 percent compared to the same period in 2009.
On a consolidated basis, net sales for November 2010 were approximately NT$36.85 billion, an decrease of 4.1 percent over October 2010 and an increase of 21.5 percent over November 2009. Revenues for January through November 2010 totaled NT$384.67 billion, an increase of 45.6 percent compared to the same period in 2009.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2010*	2009	Increase (Decrease)%
November	35,722	29,349	21.7
January through November	373,212	255,277	46.2

*	Year 2010 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2010*	2009	Increase (Decrease)%
November	36,846	30,322	21.5
January through November	384,669	264,188	45.6

*	Year 2010 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho	Elizabeth Sun	Michael Kramer	Ophelia Chang
Senior VP & CFO	Director	Principal Specialist	Specialist
Tel: 886-3-566-4602	Corporate Communication Division	PR Department	PR Department
	Tel: 886-3-568-2085	Tel: 886-3-563-6688	Tel: 886-3-563-6688
	Mobile: 886-988-937999	Ext. 7126216	Ext. 7125786
	E-Mail: elizabeth_sun@tsmc.com	Mobile: 886-988-931352	Mobile: 886-988-930039
		E-Mail: pdkramer@tsmc.com	E-Mail: lwchangj@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
December 10, 2010
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties.
3) endorsements and guarantees, and 4) financial derivative transactions for the period of November 2010.
1)	Sales volume (in NT$ thousand)

Period	Items	2010	2009
November	Net sales	35,722,299	29,349,036
Jan.-Nov.	Net sales	373,212,137	255,276,508
2)	Funds lent to other parties (in NT$ thousand)

	Limit of Lending	Nov.	Bal. as of period end
TSMC	107,304,726	—	—
TSMC’s subsidiaries	33,857,696	925,500	2,159,500
3)	Endorsements and guarantees: None.

4)	Financial derivative transactions (in NT$ thousand)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	1,467,576	3,042,911	—	—	—	—	—
	Mark to Market Profit/Loss	—	13,241	(42,139)	—	—		—	—
	Unrealized Profit/Loss	—	13,241	(223,881)	—	—		—	—
Expired Contracts	Notional Amount	—	67,521,751	223,208,272	—	—	—	—	—
	Realized Profit/Loss	—	187,332	244,728	—	—		—	—
TSMC’s subsidiaries

Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	1,467,598	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	1,682	—	—	—		—	—
	Unrealized Profit/Loss	—	2,890	—	—	—		—	—
Expired Contracts	Notional Amount	—	3,899,703	—	—	—	—	—	—
	Realized Profit/Loss	—	(820)	—	—	—		—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: December 10, 2010	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer